Exhibit 99.1

INTERMAP TECHNOLOGIES CORPORATION

REPORT OF VOTING RESULTS

Annual General Meeting of the Shareholders held on June 26, 2025

National Instrument 51-102 Continuous Disclosure Obligations (Section 11.3)

The following sets forth a brief description of each matter which was voted upon at the annual general meeting of shareholders of Intermap Technologies Corporation (the “Company”) held on June 26, 2025 (the “Meeting”) and the outcome of the vote in respect of such matters. A total of 27,270,817 Class A common shares of the Company (“Common Shares”), representing 45.93% of the total Common Shares outstanding, were represented in person or by proxy at the Meeting.

	Description of Matter Voted Upon	Result of Vote	Votes For	Votes Withheld
1.	Ordinary resolution to approve the election of the following nominees to serve as directors of the Company until the close of the next annual meeting of the Company’s shareholders, until their successors are duly elected or appointed, or until they otherwise cease to hold office:
	Patrick A. Blott	Elected	18,579,224 (96.38%)	698,190 (3.62%)
	Philippe Frappier	Elected	18,696,326 (96.99%)	581,088 (3.01%)
	John (Jack) Hild	Elected	18,694,826 (96.98%)	582,588 (3.02%)
	Jordan Tongalson	Elected	18,696,326 (96.99%)	581,088 (3.01%)

2.	Ordinary resolution to approve the appointment of MNP LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual general meeting of shareholders, with remuneration to be determined by the board of directors of the Company.	Passed	26,566,313 (97.42%)	704,504 (2.58%)